July 29, 2016

VIA EDGAR

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Quintiles Transnational Holdings Inc.
Amendment No. 1 to Registration Statement on Form S-4/A
Filed July 8, 2016
File No. 333-211794

Dear Mr. Reynolds:

This letter sets forth the responses of Quintiles Transnational Holdings Inc. (the “Company”) to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 22, 2016 with respect to the above referenced Registration Statement on Form S-4/A (the “Preliminary Joint Proxy Statement”). For your convenience, the text of the Staff’s comments is set forth in italics below, followed in each case by our response. In addition, the Company is filing concurrently with this letter a revised Preliminary Joint Proxy Statement (the “Revised Joint Proxy Statement”). The page numbers in the responses to the comments below refer to pages of the Revised Joint Proxy Statement.

Form S-4 Registration Statement

Risk Factors, page 22

1.	Comment: We note your revised disclosure stating that an amended complaint was filed in a class action lawsuit. Please supplementally provide us with a copy of the complaint.

Response:

In response to the Staff’s comment, the amended complaint will be provided to the Staff under separate cover from the Company’s legal counsel on a supplemental basis and is not to be filed with, deemed part of or included in the Revised Joint Proxy Statement or any amendment thereto.

Background of the merger, page 49

2.

Comment: We note your response to comment 4. Please revise the reference to “most objective method to determine relative value” to address any other methods considered by the parties, including the extent to which they discussed a method based on relative contributions of revenue and discounted cash flow. For any such alternative methods discussed, please clarify the extent to which they suggested a significantly different implied exchange ratio than the one agreed to by the parties.

Additionally, briefly explain the “appropriate framework for calculating the exchange ratio” that was discussed.

Response:

In response to the Staff’s comment, we revised the disclosure contained on page 55 of the Preliminary Joint Proxy Statement to make clear the nature and substance of the parties’ discussions that the transaction should be structured as a merger-of-equals based on market prices. We also advise the Staff that the parties did not discuss with each other any alternative methods to determine the exchange ratio other than market prices, and specifically, the parties did not discuss determining the exchange ratio based on relative contribution of revenues or discounted cash flows. We also revised page 58 of the Preliminary Joint Proxy Statement to remove the ambiguity created by use of the word “framework.”

3.	Comment: We note your response to comment 5. We reissue the comment in part. Specifically, please clarify the extent to which the companies discussed alternatives to a merger of equals. If alternatives were discussed, please clarify why the companies decided to pursue a merger of equals.

Response:

In response to the Staff’s comment, we advise you that the parties did not discuss alternatives to a merger of equals. We have revised the disclosure on pages 50 and 51 of the Preliminary Joint Proxy Statement to make clear that the earliest discussions between the parties focused on a merger of equals.

4.	Comment: We note your response to comment 7. To provide context for the discussion of “surviving company” here and elsewhere, please revise the Summary to further clarify the deal structure. Consider using a graph to illustrate the companies, jurisdictions and relative ownership of significant and public shareholders before and after closing.

Response:

In response to the Staff’s comment, the Preliminary Joint Proxy Statement has been revised to provide additional disclosure on page 11.

Exhibits 99.8 and 99.9

5.	Comment: We note that the IMS Health proxy does not include Proposal 4 from the Quintiles proxy. Please advise whether the increase in authorized shares is limited to the number of shares expected to be issued in the transaction. Additionally, advise us what consideration you gave to including the corporate opportunity waiver provision. See Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretation 201.01. Please also advise us why the corporate opportunities provision is not addressed in Comparison of Rights of Holders of Quintiles Delaware’s Stock and IMS Health’s Stock on page 176.

Response:

The Company advises the Staff that the increase in the number of authorized shares is 100,000,000, while the number of shares expected to be issued in the transaction is approximately 132,746,990, based on the shares outstanding as of May 27, 2016. Because the increase in authorized shares of the surviving corporation will be less than the number of shares expected to be issued in the transaction, we respectfully submit to the Staff that no separate proposal with respect to the increase in authorized shares of the surviving corporation is required to be voted on by the IMS Health stockholders. See Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretation 201.01.

Similarly, we respectfully submit to the Staff that no separate proposal is required to be voted on by either Quintiles’ shareholders or IMS Health’s stockholders with respect to the proposed corporate opportunities provision in the surviving corporation’s certificate of incorporation. Each of the existing Articles of Incorporation of Quintiles and the existing Certificate of Incorporation of IMS Health contain a nearly identical corporate opportunities provision that exempts from business opportunity restrictions under applicable law certain shareholders (and their affiliates) of Quintiles and IMS Health, respectively—namely, the Bain Shareholders and the TPG-Q Funds with respect to Quintiles and the TPG-I Funds, the CPP Shareholder and the LGP Shareholder with respect to IMS Health. The proposed corporate opportunity provision of the surviving corporation does not substantively affect the rights of either Quintiles’ shareholders or IMS Health’s stockholders as it exempts these same shareholders from the same business opportunity restrictions under applicable law. As such, we submit no separate proposal is required to be voted on with respect to the proposed corporate opportunities provision. See id.

In addition, in response to the Staff’s comment regarding why the corporate opportunity waiver was not included in the Preliminary Joint Proxy Statement, the Preliminary Joint Proxy Statement has been revised to provide additional disclosure on pages 176 and 193 with respect to the corporate opportunities provisions.

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In connection with this response letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the above information, do not hesitate to contact the undersigned at (919) 998-2000.

Sincerely,

/s/ James H. Erlinger III

James H. Erlinger III

General Counsel

cc:	Thomas H. Pike

Quintiles Transnational Holdings Inc.

William F. Seabaugh, Esq.

R. Randall Wang, Esq.

Bryan Cave LLP

Gerald F. Roach, Esq.

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

Ari Bousbib

Harvey Ashman, Esq.

IMS Health Holdings, Inc.

Michael J. Aiello, Esq.

Matthew J. Gilroy, Esq.

Weil, Gotshal & Manges LLP